UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Handleman Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

410252100
(CUSIP Number)

(Holdings as of January 10, 2008)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐  Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 410252100	13G

1	NAMES OF REPORTING PERSONS Third Avenue Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Third Avenue Management LLC is a Limited Liability Company organized under the laws of the State of Delaware

NUMBER OF SHARES	5	SOLE VOTING POWER 3,891,103 shares
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 3,891,103 shares
PERSON WITH	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,891,103 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.03%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

THE SHARES REFERRED TO ON THIS SCHEDULE 13G WERE PREVIOUSLY REPORTED BY THE REPORTING PERSON ON SCHEDULE 13D, AS AMENDED.  PURSUANT TO SECTION 240.13D-1(B), AS OF THE REPORTING DATE, THE REPORTING PERSON IS ELIGIBLE TO REPORT THE SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON ON SCHEDULE 13G.

Item 1.

(a)           Name of Issuer:  Handleman Company

(b)           Address of Issuer’s Principal Executive Office:  500 Kirts Boulevard, Troy, Michigan 48084.

Item 2.

(a)           Name of Person Filing:  Third Avenue Management LLC (“TAM”).
                                (TAM is sometimes referred to hereinafter as Filer)

       (b)           Address of Principal Business Office or, if none, Residence:
                                622 Third Avenue, 32nd Floor, New York, NY  10017

                 (c)           Citizenship:  United States of America

        (d)          Title of Class of Securities:  Common Stock ($0.01 Par Value)

        (e)           CUSIP Number:  410252100

Item 3.    If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[X]	An investment advisor in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

Provide the following regarding the aggregate the number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned:  3,891,103 shares

(b)   Percent of class:  19.03%

(c)   Number of shares as to which the person has:

(i)           Sole power to vote or to direct the vote:  3,891,103 shares

(ii)          Shared power to vote or to direct the vote:  0

(iii)         Sole power to dispose or to direct the disposition of:  3,891,103 shares

(iv)         Shared power to dispose or to direct the disposition of:  0

Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

AEGON/TransAmerica Series-Third Avenue Value Portfolio, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 506,849 of the shares report by TAM; Met Investors Series Trust-Third Avenue Small Cap Portfolio, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 2,525,933 of the shares report by TAM; TAIDEX Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 777,780 of the shares report by TAM; and Touchstone Variable Series Trust-Touchstone Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 80,541of the shares report by TAM.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

Not Applicable.

Item 9.    Notice of Dissolution of Group.

Not Applicable.

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        January 11, 2008
                        Date

                        W. James Hall
                        Signature

                        General Counsel
                        Title